

March 18, 2014

Via E-Mail
William R. Hughes, Esq.
Executive Vice President, General Counsel and Secretary
Tibco Software Inc.
3303 Hillview Avenue
Palo Alto, CA 94304

      Re: Tibco Software Inc.
               Form 10-K for the fiscal year ended November 30, 2013
               Filed January 29, 2014
               File No. 000-26579

Dear Mr. Hughes:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 22

1.   We note the statement in this section that increasing your sales capacity by expanding your direct sales organization is one of your key initiatives for growing your business. We also note, however, that during the earnings conference call for the fourth quarter of FY 2013, management disclosed that the number of Tibco's quota-carrying sales reps decreased sequentially throughout FY 2013—from 304 in the first quarter to 274 in the fourth quarter—despite the Company's target to end FY 2013 with at least 300 quota-carrying reps. Please tell us whether the reduction in the number of your quota-carrying sales reps presents a trend or uncertainty that has had, or that you reasonably expect will have, a material impact on your business. In this regard, tell us what consideration you gave to disclosing qualitative and quantitative information regarding the changes in sales

headcount during FY 2013 and the impact of such changes on your results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.A of SEC Release 33-8350.

Exhibit Index

2.   It appears that you have not included in your exhibit index the 2013 Inducement Award Plan, filed as Exhibit 10.1 to the Form S-8 filed on April12, 2013 and referenced in Note 16 to your financial statements. Please advise. Refer to Item 601(b)(10)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding this letter, please contact the undersigned at (202) 551-3456. Should you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney